Filed Pursuant To Rule 433

Registration No. 333-278880

April 23, 2024

TWITTER: Exploring Ethereum ETPs: Insights from Grayscale

Live Link: https://x.com/i/spaces/1YqKDkWvEkDxV

HEAD OF COMMUNICATIONS & PUBLIC AFFAIRS, GRAYSCALE, JENN ROSENTHAL: Hi everybody, thank you so much for joining. We are going to give folks another minute or so to join. Um, I know we're waiting on a couple of speakers, and then I will read our disclosure and we can get started. Hi everybody. Thank you so much for joining us. My name is Jenn Rosenthal and I lead the communications team here at Grayscale. We're really excited to have this conversation. Um, we are talking about Ethereum ETPs, um, in kind of, you know, in tandem with today's, uh, spot, Ethereum, E-T-F-E-T-P launch. Um, so just before we start, I'm going to read a quick disclaimer and then we will get right into it. So, this conversation is for informational purposes only and is not intended to be, nor should it be construed or used as investment tax or legal advice, an investment recommendation, an IRA provider recommendation or an offer to sell, or the solicitation of an offer to buy any digital asset or security. Grayscales clients may maintain position in the digital assets discussed on this call. Any opinions expressed throughout this live stream are solely my own and the panelists own and do not necessarily express the views or opinions of Grayscale or any of our affiliated entities. Um, so again, thank you so much for joining. My name is Jenn. I'm really excited to have, um, some of my Grayscale colleagues joining. We may have some kind of friends and ETF experts joining today. Um, so maybe, uh, Grayscale team. You wanna just unmute to introduce yourselves?

HEAD OF ETFS, GRAYSCALE, DAVE LAVALLE: This is Dave LaValle, global head of ETFs, and happy to be here, Jenn.

ROSENTHAL: Thanks, Dave.

CHIEF LEGAL OFFICER, GRAYSCALE, CRAIG SALM: Uh, this is Craig Salm. I'm the Chief Legal Officer at Grayscale.

ROSENTHAL: Zach.

HEAD OF RESEARCH, GRAYSCALE, ZACH PANDL: Hey everybody. Uh, Zach Pandl, head of research at Grayscale.

ROSENTHAL: Amazing. Krista.

VP ETF CAPITAL MARKETS, GRAYSCALE, KRISTA LYNCH: Hi everyone. Krista Lynch, capital Markets for the ETF team.

ROSENTHAL: And Craig

SALM: Jenn, I already went. Craig Salm, chief Legal Officer at Grayscale

ROSENTHAL: I don't dunno if we have Craig. Hello everybody. I see head, but I don't see his face. But Craig Salm I guess, will be joining us at some point. Um, <laugh>, he's our, uh, he's our head of legal here at Grayscale. Um, so just as we kick off, can someone give us the quick context of what's going on today with Ethereum?

LAVALLE: Yeah, Jenn, so we'll, we'll kick it off. Obviously, today, uh, is kind of a much anticipated first day of trading for the spot Ethereum exchange traded products. Um, you know, I think it's really incredible and yet again, another, you know, vote of confidence for digital assets more broadly, but it's also another, you know, milestone for the exchange traded fund kind of marketplace more generally. And as you know, many people have heard me say before, this is kind of an ongoing innovation that the ETF continues to bring, uh, new assets into the kind of trusted and battle tested ETF wrapper. And we have the opportunity once again to kind of democratize another exposure in the form of Ethereum inside of the ETF wrapper. And, you know, today where, you know, 3 0 5 right now, we still have another 55 minutes of trading in the regular, um, you know, market session, um, you know, on the equity markets in, in, in the us And we have about, you know, 870 million in notional trading volume across the cohort of Ethereum. You know, ETFs, um, once again, another vote of confidence that the ETF wrapper is doing what it's intended to do, which is to deliver, you know, um, you know, in a very highly confident, reliable and convenient way, Ethereum exposure to, um, you know, investors of all shapes and sizes from the, you know, you know, smallest individual self-directed retail investor, um, you know, to the advised market and all the way up to some of the largest institutions in the world. So today we have another milestone in the ETF market, and we have a really exciting day for investors.

ROSENTHAL: Huh. Well, congratulations to the whole team. Congratulations to our clients. Congratulations to the markets. Um,

SALM: Yeah, and Jenn, just to,--

ROSENTHAL: Guess just to, you know, maybe take a step back for the investors who may not be as familiar with Ethereum. I don't know, Zach. Um, do you wanna give us a little bit about the kind of asset broadly, like what's, you know, how do you think about Ethereum as a, as an investment?

PANDL: Yeah, absolutely. Thanks, Jenn. Look, I think, um, most people that work in crypto have a similar story, which is they first learn about Bitcoin and get excited about the idea of a digital money system without any central, uh, authority governing it. Uh, but really it's Ethereum and smart contracts and decentralized applications that, you know, open you up to all the potential applications of a public blockchain, uh, technology and cause, uh, people to, as they say, go down the, the rabbit hole. And certainly that's my experience, and I, I know that, you know, many others experience as well. So it's incredibly exciting to, to introduce a much wider range of observers, investors, uh, to this technology and to Ethereum as a, as an asset. Um, you know, what is it that is a very, uh, zoomed out, uh, level? If Bitcoin is a digital money system, uh, and, uh, a digital alternative to physical gold, a store of value asset, Ethereum is really a platform for applications, a platform for decentralized applications. Uh, today, everything that you do online essentially runs through the infrastructure of a centralized, uh, intermediary. Uh, we believe, and, uh, that there is a, another possibility, another vision for how digital commerce, uh, can work, uh, where more and more activity runs through decentralized applications, uh, running on open architecture, uh, infrastructure, public blockchain infrastructure like, like Ethereum. Uh, so Ethereum is really the, the leading, uh, public blockchain for smart, uh, contracts. Uh, and it's incredibly exciting to, uh, introduce that to, to more investors, uh, with these products here today.

ROSENTHAL: Amazing. Um, and I saw James joins us. Hey, James.

ETF ANALYST, BLOOMBERG, JAMES SEYFFART: Hey guys. Thanks for having me. Congrats on, uh, successful.

ROSENTHAL: James, do you wanna introduce yourself?

SEYFFART: successful launch and spinoff. Yeah, my name's James Seyffart. I'm, uh, ETF analyst, uh, at Bloomberg. I work within Bloomberg Intelligence, which is Bloomberg's research arm. Um, and I, I know we're talking about Ethereum right now, but I'm actually, uh, down in Nashville for the

Bitcoin conference, but it, so far today, this looks to be like a pretty successful launch all around as far as I'm concerned.

LAVALLE: Yeah. James, it's Dave. Uh, I mean, it's super exciting. Obviously you've been paying close attention, uh, you know, you and Eric and the Bloomberg team paying super close attention to, you know, a number of different innovations in the ETF market over a long time. And I think, uh, you know, several weeks ago we had a little bit of a 180. I've got Craig standing right next to me here. Um, and I think we thought that we were gonna have the Bitcoin ETFs in market and that we were going to be, you know, um, patiently awaiting regulatory approval for, you know, the Ethereum products come to market. But we had a little bit of a surprise, I think, and, uh, a pleasant surprise in that because we were able to really deliver on the promise to our investors that, you know, Ethereum exposure was gonna be brought to market again reliably, um, and conveniently in the form of an ETF wrapper. But I, I was gonna actually pose, uh, sorry to, sorry to steal it Jenn a minute, but I was gonna pose to Craig kind of how we got here and some of the, you know, real critical, um, you know, milestones from kind of a legal perspective that, you know, allowed us to achieve regulatory approval and get us to today.

SALM: Thank you, Dave. Hey, everyone, this is Craig coming in from Dave's Twitter account. Mine was having some issues. Um, but you know, today's development really comes off the heels of the spot Bitcoin ETPs that launched earlier this year, which themselves came off the heels of our lawsuit, challenging the SEC's denial of those Bitcoin ETPs. And we felt that the facts and circumstances for Ethereum were essentially the same as they were for Bitcoin, in that you had a regulated futures market, uh, surveillance regulated by the CFTC. We had futures based, um, ETFs for Ethereum. And so we really had the same situation. And so we were very excited to see earlier this year, positive development from the commission on the Ethereum ETP front, and then getting our products ready, um, to launch. Um, today shows that we've been successfully able to bring one of our crypto products through the four phase lifecycle of launching as a private placement, obtaining a public quotation, becoming SEC reporting, and now uplisting as an ETP. Uh, we've done that for GBTC, we've now done that for ETHE. And then the other unique innovation we had, which we'll get into, is that we launched another ETP today as a spinoff of ETH, the lowest cost provider, uh, ETH. Um, so overall it's a lot of exciting things over at Grayscale today.

LAVALLE: Yeah. And I think to, to pick up, um, on, on where we kinda kind of left off, Krista, maybe jump in and talk a little bit about, you know, what we're seeing in the secondary market, uh, from a trading perspective across the cohort of ETFs.

LYNCH: Yeah, from my vantage point, working with our aps and market makers and our institutional, uh, crypto traders, it's been a very smooth first day. And I continue to be impressed by the efficiency of the wrapper and how it's handled this underlier, which we've never put into an ETF before. So I would say really good first day of trading. Um, we've seen really, uh, tight spreads. We actually had our first trade go off at 4:07 AM which I was awake for. Um, really exciting to see that and then have <inaudible> trading throughout the day.

ROSENTHAL: Any other kind of points anyone wanna make on, like, you know, milestones about the first day of trading so far? It's been really impressive to watch, I think, from the Bitcoin and the Ether perspective, how smoothly these products have come to market and how much demand has existed in the early, in the early innings here.

LAVALLE: Yeah, Jenn, I would, I would just chime in. I think we, we oftentimes run to very quickly to volumes. AUMs, you know, spreads all this stuff. I think it's, uh, another opportunity for us to, you know, um, you know, big round of applause to the entire industry. It takes a, you know, they say it takes a village. Uh, certainly a number of, of issuers have come to market. Um, brought, brought products to market with high degree of confidence, but also the exchanges, uh, the market makers, the authorized participants, our custodial partners, our administrative, you know, our, our, our administrators that, that support the back office of the product. I mean, this is a, a huge milestone yet again, and the entire industry showing up for, for investors, again, of all shapes and sizes. So, so kudos to everybody.

ROSENTHAL: Amazing. Um, what about the underlying asset Ethereum? Um, how's that been performing today on the news?

PANDL: Yeah, I can pick up that one. Uh, Jenn, Zach here, um, you know, on, on the day, uh, Ethereum Ether token price is about unchanged at the time of speaking. Uh, we were off, uh, slightly, uh, until a few minutes ago. And coming back a little bit, so broad broadly on, uh, changed, uh, Ethereum is outperforming, uh, Bitcoin, uh, today, uh, on, on the news, of course, the ETF launches, the ETP launches are a, a known event. Uh, and so it's going to, uh, take a little while, uh, to, uh, for investors to understand what the demand for these products looks like and what that, uh, compares to expectations for inflows, um, uh, prior to the launch. But I'd just say a couple of points. The first is just recall back to the, the Bitcoin ETF launch, uh, in, in January. This was widely, uh, viewed as a, uh, by the rumor sell the fact, uh, type of event. And you did see prices, uh, come off, uh, their local highs in the days immediately, uh, following the first day of trading on January 11th. But then we really kind of saw, uh, the demand for the products, um, um, you know, pick up over the, the coming weeks. And of course, Bitcoin had a very large move higher, uh, through the rest of the, the first quarter. And so I think many, uh, observers are going to be just closely watching the, the flow data, the volumes data, to try to get a sense of, uh, are we seeing something here again, uh, with the Ethereum ETPs. The second thing I'd say is just, you know, looking at the, uh, at the fundamentals for, for our industry and for these, these assets, you know, we have, uh, um, a favorable macro picture with a, a soft landing for the economy coming together, uh, and federal reserve rate cuts. Uh, we have, um, you know, changing politics, uh, around these, uh, assets. Um, and the, you know, the former president speaking at a, uh, a Bitcoin event, uh, later this week. And we have new products in the market, uh, as of today. So in, in my view, the, although we have seen a, you know, a big move of course over the last year, higher in, in bitcoin ether valuations, uh, I, I remain quite constructive, uh, uh, about the outlook, um, and think that we can continue to see, um, you know, token prices move, move higher here. Um, you know, this'll take, uh, a few days and weeks to, uh, you know, to sort out. But, but I think the outlook looks very constructive for, uh, for Ethereum here.

ROSENTHAL: Excellent. And I appreciate all of your team's insights. I always love pinging the grayscale research team for insights on how the markets are performing and the connection between specific assets and the kinda macro context. So thank you, Zach. I guess, I guess on the kind of question of, of demand, I think there's this like, macro question about why not just own Ethereum directly? Like why own an ETP? So, you know, I guess I'll just float that question broadly. Um, you know, what do you all see as the value of owning, um, Ethereum through the ETP wrapper?

LYNCH: So I think for a lot of investors, an ETF or an ETP wrapper is a familiar structure that they already have in their portfolio, and they're comfortable with, um, many on in this audience may be more comfortable buying, uh, tokens and have experience opening wallets and things like that. But you have to keep in mind that there's a huge constituents that does not have experience doing any, any of these things, and it can be very intimidating. So the ETF wrapper is a way to really streamline that process and let, um, professional investors do it for you. Uh, in addition to that, you get, uh, added benefits such as custody solutions that only institutional, um, investors and asset managers can access, which can be very beneficial. Um, and then in addition to that, we have access to a wide breadth of professional crypto trading entities, and that helps us get really good pricing for our shareholders that, uh, if you're going to trade on your own, you may not have access to that level of institutional partners. So there's a lot of benefits, um, particularly that ease of access and the familiarity. It's a good starting point for a lot of investors who may not have experience with the asset class and want to get involved, uh, in a way that they feel comfortable.

PANDL: I, I might just add one quick comment, uh, on that to Krista. You know, you know, for me, um, a lot of the same, uh, principles for my other investments, uh, hold here, tax planning, estate planning, uh, rights of, uh, survival, um, you know, the ETFs, including your crypto allocations along with all of your other assets is just a, a huge convenience. You know, self custody is an extremely important part of how our industry, uh, works. An important element of, um, uh, you know, of, of crypto, of course, but from the standpoint of, of managing a portfolio of assets, considering that your estate, your spouse, your taxes, uh, the ETF wrap can be very convenient for, for many investors.

LAVALLE: Yeah, I would also just say that, you know, advisors, the advised market, um, this is about, you know, building, um, portfolios with competence. And again, this ETF you know, over the past 30 years has brought tremendous competence, the ability for financial advisors to build portfolios that make sense for each of their different, um, you know, clients and client types. And so this is yet another opportunity to, um, you know, have that competence and be able to utilize, um, you know, this, this, this opportunity to have an investment in a future forward, um, you know, digital asset in the form of an ETF wrapper. Um, so, you know, all, all, all investors of all shapes and sizes continue to use ETFs with competence and can utilize them not only for investment purposes, but also for, you know, kind of exposure purposes. And that allows for the ETF to have a very robust, um, you know, liquidity profile. And I always like to remind people that not every ETF is created equally, and not every ETF issuer is created equally. And so, you know, in this case, it's important to kind of partner with, um, you know, a, a crypto expert such as Grayscale to, you know, ensure that the management of the product, um, is being handled appropriately. And, and obviously we have the resources on our research team, as you can tell, with, you know, Zach's comments and his team's, uh, research to be able to, you know, kind of deliver that expertise and allow financial advisors, um, to help educate themselves, then educate their, their end clients as well.

ROSENTHAL: Amazing. Um, I wanna go big, bigger picture, but just, um, quickly before we go bigger picture. I mean, I think Grayscale notably had two, um, Ethereum ETPs come to market, our Grayscale Ethereum Trust ticker, um, ETHE and Grayscale Ethereum Mini Trust, ticker ETH, um, you know, and we did that through the, you know, innovative, pioneering kind of mechanics of a spinoff and distribution event. Um, can someone just quickly explain, um, you know, why it's beneficial potentially for investors to have kinda options and, and why Grayscale chose to go this route and having two ETFs?

SALM: Uh, yeah. Hey, Jenn, this is Craig again from Dave LaValle's Twitter account. Um, I can take that question.

ROSENTHAL: <laugh> Sounds good.

SALM: Um, so in launching, uh, the mini version of our Grayscale Ethereum Trust called Grayscale Ethereum Mini Trust, has a ticker ETH. We followed a precedent that exists in the traditional financial services world of ETFs, where you'll have a larger vehicle that is liquid, uses a cost of capital vehicle for trading, and then a, uh, lower cost provider for more of the long term investor. So having that optionality based on your investing preference or trading preference. And so with our launch of the grayscale Ethereum Trust, ETP, we also launched the mini version. And the way that we did it was very unique, and as far as we know, it's something that's never been done before with a commodity based product trading on OTC markets, which was ETHE, and then spinning off a portion of its assets into another ETP, which is the ETH mini ETP, while ETH at the same time also up listed as an ETP. Uh, so that's why we have two products today, the larger vehicle, uh, with the higher cost, and then the mini vehicle, uh, which is lowest cost eth ETP on the market today. Um, it was certainly not an easy endeavor involved a lot of coordination across regulatory bodies across all of our service providers. Our team here at grayscale, um, and operational, legal, compliance, lift across the board. Um, we were very happy to see that successfully done and have the product start trading, uh, 4:00 AM today, along with the other products out there. I dunno, Dave, you wanna add more on that?

LAVALLE: Yeah, yeah, I would add that, um, there's also a different trading handle. So the price of the product, not the, not the fee of the product, but the price of the products are different. So ETHE, our mini fund, um, is trading at, you know, roughly a $3 handle, and it's about one ninth, um, the price of our flagship product, ETHE. And so, um, that also offers the opportunity to, you know, trade, um, with a greater level of precision, um, especially when making allocations across a large number of accounts. Um, and, uh, you know, I think it was reported today, Jenn, right? that, uh, you know, you can own some ETH, uh, you know, you can own some Ethereum for, for less than a, less than a Big Mac. So, um, you know, I think that's, uh, an interesting way to categorize it, but also, uh, an accurate statement. Yeah,

SALM: Yeah. And, and what the result is that everyone who held ETHE as of the record date last week, today, now as a holder of ETH shares. And so the, um, diversity of shareholders across the country, retail and institutional, um, is what is represented now in the ETH vehicle as well. So it's really a launchpad for that product, uh, to come to market today amidst the other if Ethereum ETPs that are just starting, um, on day one. And so, you know, if you're just new to traditional financial services, but really into the crypto world, you can kind of think of it like a fork in that ETHE forked off into Eth Mini, and anyone who held ETHE as of that certain record date, now also holds ETH. Uh, so I think another example of grayscale really being an innovator and a pioneer in the crypto space of merging financial services, in a traditional world, with crypto.

ROSENTHAL: Excellent. Yeah. Um, on the burger thing, um, <laugh>, you may have seen that grayscale tweeted a burger today. Um, that's kudos to Crystal Kim at Axios who, who broke that story last night. Um, and you know, James, I know you have done a lot of great work on, um, on helping, you know, clients, investors, the investment community understand the spinoff and distribution. So, you know, kudos to you there. Um, I see his thumb. Okay. Um, so I guess let's pivot a little bit. Oh, James, are you on mute or anything you wanted to add?

SEYFFART: No, I was just gonna say thank you very much and yeah, I, I can't tell, I've gotten so many questions about what's going on with that thing. Um, probably the number one most asked question I've gotten the last few days, uh, about what's going on with the mini shares and whatnot. Um, people seem to be slightly confused, people equating it to an airdrop in TradFi markets, but <laugh> acting like this is a brand new thing, uh, but spin-offs have been around for a very, very long time. Um, but yeah, it's, it's fun.

ROSENTHAL: <laugh> Yes, fun is definitely the word I would use for it too. Um, okay, so there's been some chatter about staking, um, Ethereum ETPs at this point, do not allow for staking. Um, you know, I guess, so my question is, as we look ahead, do we see, you know, do we, does anyone have any thoughts on staking? Do we see a universe where staking in Ethereum ETPs is permitted in the future? Um, how should investors be thinking about, you know, the staking conversation broadly?

SALM: Yeah, Jenn, I can take that. Um, this is Craig again. So what we've been seeing from the SEC is a gradual progression towards allowing crypto products for US investors. Um, it was just last year that we didn't have any Bitcoin ETPs and, and now we do, um, now we have a theory ETPs as well. Staking is just a new kind of activity that over time we believe regulators will become more comfortable with is just that we're not quite there yet to allow those to exist in ETPs. Um, but we very much want to be working on a constructive basis with our regulators to help them get there and learn about that kind of new activity that only exists in the crypto world, and no other assets can allow for that. Another analogy is, if you go back to the Bitcoin ETP approvals, there was an inability for those products to accept forked or airdropped assets. That was one of the conditions for approving those products. And it's really a kind of analogy today. Those are different kinds of assets that will just take time for regulators to get comfortable with and understand. Um, but there is definitely positive progress and today just goes to show that we're gonna see more of that.

PANDL: Yeah. Jenn, this is Zach here. Maybe I'll add just one more thing. In a perfect world, and we think over time, you know, some of these things will, uh, will change. I would just add that I think that these products are, um, you know, an excellent way to access the Ethereum ecosystem for investors, even though they, uh, the ETP products that don't include, uh, staking today. Uh, and just when thinking about these products in a, you know, versus other, uh, assets, remember that, uh, staking rewards, uh, from Ethereum are gonna be in the, the three to four percent, uh, or so, uh, range and price volatility is going to be, you know, relatively high compared to those, uh, staking rewards. So while the additional staking income, uh, can be valuable, um, you know, these are assets that are, you know, the return profile and the risk profile is primarily coming from, uh, the, the token price rather from, than from, uh, staking rewards. And so investors, I think, um, you know, are getting, uh, you know, quite, um, a compelling access to, to ether, uh, through these products, even though they don't include, uh, staking today.

ROSENTHAL: I mean, we're, we're nearing the, the 3:30 mark Eastern time. So I guess, um, we'd love to end with kind of a around robin, but we partnered with the Harris Poll to do a national survey where we found that likely American voters are becoming more interested in crypto, um, you know, an increasingly perceived crypto as a good long-term investment, especially kind of relative to other financial products. I think the, you know, the, uh, political discourse in this, you know, in this conversation is continuing to be, I find incredibly, you know, incredibly interesting. So I guess as we're looking ahead, what are you each most excited about as you, um, think about the future of crypto and, and the intersection of crypto and, and, you know, ETFs or ETPs, um, you know, what are you kind of, what are you paying attention to? What are you looking out for?

LAVALLE: Maybe, maybe I'll start, um, because I wanna get back to the, uh, to the closing bell. I would say that, you know, there's, this is has an eerily similar feeling to the early two thousands of, of ETF land. And so ETFs were, you know, largely not well understood by the masses. And so I feel like, um, that was the case with investors. Uh, that was also the case with regulators and, and kinda DC more generally. And so I think, um, over the past few years we've seen that this has become, um, you know, maybe, maybe bipartisan or maybe nonpartisan issue down in DC and that feels quite bullish to me. And there's an openness to be educated, and we look forward to doing that. And, you know, bringing the ETF to market, um, is one way to democratize and to help, um, you know, foster our conversation around education for the underlying asset and, and the exposure and the, the demand profile as well.

ROSENTHAL: Amazing. Thanks Dave. Yeah,

PANDL: Yeah. I'd add, uh, Jenn, I'm incredibly excited to talk to financial advisors, to talk to retail investors about the role that these assets can play in a portfolio. You know, I I really believe in, of course, in the, in the underlying technology, uh, that public blockchains are bringing, but also that the role that these assets can play in, in a diversified portfolio, it's tough to build a diversified portfolio, uh, today. Um, but, you know, digital assets, crypto assets are, you know, pro risk, uh, allocations with a low correlation to stocks. And so it can be a great fit for, uh, many investors. We've done a lot of telling that story to financial advisors over the last several months and, and I'm excited to continue that, uh, throughout the rest of the year.

ROSENTHAL: Amazing, James?

SEYFFART: Yeah, I mean, I'll, I'll just close with, um, it's looking like these things are just about, they're gonna cross a billion in trading volume today, um, which is, uh, I would consider a success as a group. Um, what am I looking forward to? I mean, the other thing I would say is we don't know flows yet. I mean, maybe, maybe some of the guys from, uh, from Grayscale, I don't know Dave or Craig can share what the flows are looking like, but <laugh> probably not until they can release it publicly. Um, but um, if you looked at the Bitcoin ETFs, we had about 4.7 billion of trading on the first day day. We're probably gonna be somewhere a little bit over a billion, um, for the Ethereum ETFs. So 4.7 correlated to 650 million in inflows. So if you're looking at that, we're looking at a couple hundred million in inflows, assuming we have the same sort of ratios, which there's no way to tell, uh, for a couple of hours. Um, as far as what I'm looking forward to, aside from seeing those flow numbers later today, um, I mean it's unfortunately this has become, uh, a partisan issue at the moment. Um, maybe the Dems can do something and show a little, uh, more forward-looking, um, positive <laugh> outlook on the crypto industry and, and see some things going forward. But, um, yeah, I guess the, the election could be critical in what, how quickly Tradfi and, and some of these, uh, whether it's other ETFs that hold other digital assets or it's the fact that we finally get options trading on things like GBTC and the other ETFs, uh, whether these ETFs are allowed to have in-kind transactions. And then one we already talked about, um, staking. So I think, uh, a more, uh, positive or at least friendly, um, you know, administration both at the SEC or just in the White House in general, I think could go a long way in making, uh, making Tradfi/Defi gel a little better. Um, but right now, I mean, even without that, um, we're seeing a lot of success across both the Bitcoin, ETFs and Ethereum ETFs as far as I'm concerned. But yeah, I think, uh, a lot of things are gonna hinge on what's going on in November or, uh, how the Dems decide to message with, uh, the fact that Biden has dropped out, which I wish it wasn't political or partisan, but unfortunately right now it, it kind of is.

ROSENTHAL: Yeah, James totally agree. I it's been really interesting to follow that conversation. We actually in, in the grayscale office, um, earlier today, we're talking about how excited we are for our third wave of this Harris poll. 'cause it feels like it's coming. We, you know, we did the first wave was December, 2023. The second wave was um, may of 2024. And we have the third wave that's scoped for September of 2024. And we saw material changes just from before the Bitcoin ETF was approved to, you know, post Bitcoin ETF approval. Um, and what came out in May was that, you know, that the data showed that this was actually, crypto was more of a bipartisan issue. Um, and then there's just been this kind of narrative that it's moving towards more partisanship. So I'm, I'm really curious to see what that third wave of, of national polling data, data shows. And, um, the other thing that struck me about your remarks is like, where, what happened to options? <laugh>?

SEYFFART: I'm waiting, I'm watching <laugh>, but there is no, there is no deadline for us. Unfortunately. You need, uh, OCC, uh, CFTC and SEC sign off. So when you have three different bureaucratic agencies in the US government that you need to sign off, I, I'm not involved in that process. I'm sure you guys know a little more than I do, but, uh, I won't be holding my breath for them to, to all get in line, but we'll see.

ROSENTHAL: All right. I thought you were responsible for getting the options approved. So, um, this is, this is news for me, James.

SEYFFART: I do not have that power <laugh>, I don't think, I don't think anybody does at this point, honestly, honestly, except for maybe a potential president.

ROSENTHAL: <laugh>. I feel like, Kris, sorry to cut you off. You were the last one in there around Robin about, um, what you're looking, looking ahead towards what you're excited about.

LYNCH: Yeah, no said, I think I'm personally really excited about continuing to innovate with the ETF wrapper, being a lover of ETFs myself. Um, I think that as investors, regulators and traders get comfortable with a single token in the ETF wrapper, there's much more that can be done beyond that. Like multi token as we discussed before, options on these ETFs. Um, and just different ways to be creative and bring different exposures to investors. So looking forward to what's to come.

ROSENTHAL: Amazing. Um, any closing thoughts? Any closing data as you guys are all heading into the close, pun intended there? <laugh>. Okay. Um, well, if not, I will thank our esteemed panel of speakers for joining me today. Um, I like these conversations. I find them helpful and, and timely, so hopefully we can, we can do more of them. Um, and I am going to close by thanking you all. Um, and then I have to read a disclosure, so I'm gonna say bye and then I'll read the disclosure. <laugh>. Thank you, James. Zach, Dave Krista,

SEYFFART: Thanks for having me. Thanks Jenn. Congrats on the launch guys. Thanks.

LAVALLE: Thanks so much.

ROSENTHAL: Thanks for all your work, James. Thanks for all the work team. Um, so as a reminder, um, for our friendly compliance disclaimer, um, this call was for informational purposes only and was not intended to be, nor should it be construed or used as investment tax or legal advice,an investment recommendation,an IRA provider recommendation or an offer to sell, or the solicitation of an offer to buy any digital asset or security. Grayscale's clients may maintain positions in the digital assets that were discussed on this call. And any opinions that were expressed throughout this livestream were solely my and the panelists own and do not necessarily express the views or opinions of Grayscale nor any of its affiliated entities. Um, so thank you all for joining. Really appreciate your time. Um, we will continue to share content if you haven't already, I totally recommend checking out, um, grayscale.com. Um, Zach and the research team are churning out content at an unbelievable pace. Um, so if you're a reporter or someone in in the media who's looking for kind of content or quotes, feel free to reach out to me directly. Um, if you are an investor or someone who's curious about crypto investing, um, please, um, subscribe to our, our newsletter, um, follow us on social. And, um, we thank you again for joining us today. Bye everybody.

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Grayscale Ethereum Trust (the Trust) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.